Blazing Bits Inc.



ANNUAL REPORT

3 Charlesview Road, Suite C

Hopedale, MA 01747

0

https://www.greengoddesssupply.com/

This Annual Report is dated May 1, 2023.

BUSINESS

We are a "cultivation to consumption" cannabis technology and lifestyle brand. The company produces a line of higher-quality accessories for storage, preparation, consumption, and more.

Our flagship product is the disruptive, award-winning "Armoire," a technology-assisted personal home grow system, which comes complete with our celebrated, one-on-one "Zoom centric" Concierge Service. We are passionate about our mission to empower any home user to grow their own clean, organic flower themselves at home quickly, easily and inexpensively.

The company has been granted US Patent 11,083,139 - a utility patent governing our unique process for high-growth plant cultivation results. The Armoire isn't "just some hardware" - it's a combination of our proprietary process and unique hardware that works together to create enhanced results. We have filed additional patents on other models, and also own the trademark for "The Armoire" as related to cultivation equipment.

Blazing Bits, LLC was formed on March 10, 2015, in the state of Massachusetts and converted to Blazing Bits Inc. on April 20, 2022.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 2,800,000
Use of proceeds: Founders' Shares
Date: March 10, 2015
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 2,200,000
Use of proceeds: Founders' Shares
Date: March 10, 2015
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Circumstances which led to the performance of financial statements:

Year ended December 31, 2022, compared to year ended December 31, 2021

Background

There are two general, over-arching themes to our revenue/expense structure in 2021 and 2022:

1. First, we are in "start-up mode." We consciously are taking in a combination of debt and equity financing to launch The Armoire home grow system. Debt and equity are not considered income, but when spent on R&D, IP, inventory and operations, they do generate expenses, so we fully expected to show paper losses for 2022 and 2021 as we're taking on new capital and investing in future growth.

2. We essentially launched The Armoire in the middle of a global pandemic. The Armoire has been years in the making, so this was obviously not planned but did become the reality. After the pandemic hit, shipping and delivery costs suddenly and unexpectedly shot through the roof just as our units rolled off the assembly line; and ocean freight delays caused us loss of revenue from stock outages as 2-week shipping routes turned into 4 months of delays. Stock outages have been largely eliminated now (with defensive measures in place for going forward). The exorbitant ocean freight fees in 2021 have fortunately dissipated and returned to normal cost structures, although domestic freight remains at an all time high. Regardless, we've taken defensive measures to mitigate these issues going forward, and look forward to producing our next generation Armoire this year that is "flat packed" offering tremendous cost savings.

Revenue

Revenue for fiscal year 2022 was approximately $460K. The decline in revenue was due to stock outages of The Armoire due to COVID factory shut downs. We did not receive any new inventory in 2022 - the last shipment arrived in 4Q2021 and then the next shipment arrived 1Q2023. This was due to China's "Zero COVID" policy. They shut down the factory four times throughout the year, creating backlogs and delays - we can't sell what we don't have. Management expects to see accessory sales rebound moving forward.

Cost of sales

Cost of sales spiked in 2021 to $508,006 because of the sudden surge in COVID-induced shipping rates. This was a transient spike. Ocean freight Shipping costs have already dropped back to pre-pandemic levels and we have made strategic moves (packaging changes etc) to ship Armoires significantly cheaper and more efficiently going forward, regardless of prevailing rates.

Gross Margins

After taking a hit on gross margins in 2021, we were happy to see them bounce back in 2022, and we are taking other proactive steps to mitigate domestic shipping expenses going forward (more efficient packaging, for example) and hope to see improved numbers moving forward now, barring other unforeseen circumstances such as wars and pandemics.

Expenses

The Company's kept expenses to a minimum, relatively speaking, in 2022 as the company worked diligently to contain all other costs and fixed overhead (eg rent and utilities and other expenses were largely kept flat).

Historical results and cash flows:

The previous years have been about R&D, securing IP rights, and bringing our vision to market. Prototypes, pre-production units, production units Generation I, II and IIIx, manufacturing, warehousing and logistics—including domestic LTL shipping.

We have shipped well over 600 units of the Armoire now, and are winning both industry awards and glowing customer feedback. 23% of our customers have returned to extend their Concierge Service plan, which is a strong testament to our consultative grow services.

Historical results and cashflows to date are not representative of what investors should expect going forward, as historical results are during "start-up" phase and include overhead and investments. We expect to dramatically grow sales of both Armoires and accessories, as well as introducing new products in both categories, pushing revenues forward, while fixed costs and overhead becomes smaller percentages of cashflows.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $2,224.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Banker's Health Group
Amount Owed: $410,837.08
Interest Rate: 9.99%
Maturity Date: June 01, 2028

Creditor: SBA
Amount Owed: $196,200.00
Interest Rate: 3.75%
Maturity Date: March 01, 2052

Creditor: Eric Robichaud
Amount Owed: $186,222.67
Interest Rate: 0.0%
Maturity Date: January 01, 2052

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Eric Robichaud

Eric Robichaud's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO
Dates of Service: March, 2015 - Present
Responsibilities: Providing strategic, financial and operational leadership for the company. Current compensation is $120,000/year maximum, but has been substantially less, depending upon cashflow.

Position: President of the Board
Dates of Service: April, 2022 - Present

Responsibilities: Lead meetings of the Board of Directors. There's no compensation for this role.
Position: Treasurer

Dates of Service: April, 2022 - Present
Responsibilities: Overseeing Financial aspects of the company, including reporting. There's no compensation tied to this role.

Name: Vincent Bitetti

Vincent Bitetti's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President and CCO
Dates of Service: September, 2017 - Present
Responsibilities: Overseeing new product development, R&D, Concierge Support Services and Supply-Line Logistics. Annual salary is $120,000 but has been substantially less depending upon cashflow of the business.

Position: Board Member
Dates of Service: April, 2022 - Present
Responsibilities: Member of the Board of Directors, which oversees the business. There's no salary related to this position.

Position: Secretary of the Board
Dates of Service: April, 2022 - Present
Responsibilities: Taking minutes of the meetings of the Board of Directors. There's no salary related to this position.

Name: Roger Gagnon
Roger Gagnon's current primary role is with Owner of Extreme Protocol, Inc.. Roger Gagnon currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member
Dates of Service: April, 2022 - Present
Responsibilities: Attend meetings of the Board of Directors, overseeing management of the business. There is no compensation/salary related to this position.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock

Stockholder Name: Eric Robichaud
Amount and nature of Beneficial ownership: 2,050,000
Percent of class: 73.21

Title of class: Class A Common Stock
Stockholder Name: Vincent Bitetti
Amount and nature of Beneficial ownership: 750,000
Percent of class: 26.79

RELATED PARTY TRANSACTIONS

Name of Entity: Eric Robichaud
Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: An initial startup loan of $187,000 was provided by Eric Robichaud. Because it came from the founder, there's no particular timeline or expected date for repayment. The founder expects this may only ever get settled out in the future when the business is acquired.

Material Terms: No particular interest or payback date.

OUR SECURITIES

Class A Common Stock
The amount of security authorized is 4,000,000 with a total of 2,800,000 outstanding.

Voting Rights

To the greatest extent permitted by Massachusetts law, Class A Common Stock shareholders shall have sole voting rights in the corporation. Any provision of these bylaws related to any voting or decision-making rights of shareholders shall refer exclusively to the Class A Common Stock shareholders.

Material Rights

Restriction on Transfer

The Company maintains rights of first refusal on any attempts to sell or transfer shares, with the exception of transfers solely for estate planning purposes (See Exhibit F for additional detail).

Class B Common Stock

The amount of security authorized is 6,000,000 with a total of 2,950,000 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

The total amount outstanding includes 500,000 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 250,000 shares to be issued pursuant to stock options issued.

Restriction on Transfer

The Company maintains rights of first refusal on any attempts to sell or transfer shares, with the exception of transfers solely for estate planning purposes (See Exhibit F for additional detail).

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the cannabis technology industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering common stock in the amount of up to $1.07 million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Minority Holder; Securities with No Voting Rights The common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns several patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Federal vs State Legality While growing cannabis at home is legal in Canada and Mexico, growing medical and/or recreational cannabis is deemed to be illegal under the Federal Controlled Substances Act, even though such activities may be permissible under state law. Although remote, a theoretical risk exists that our activities could be deemed to be facilitating the selling or distribution of cannabis in violation of the federal Controlled Substances Act, or to constitute aiding or abetting, or being an accessory to, a violation of that Act." Well-Funded Competition While the market for personal use end user products can be a lucrative, high profit business, competition remains fierce. The company may be unable to compete effectively in the marketplace due to larger companies with significantly more resources may enter the market at any time. In addition, the home grow market has been developing over many years with so-called Grow Tents and Grow Boxes. Recently, automated home grow systems have been introduced. These companies are typically well funded, and although very expensive, may gain significant market share which may impede the company's ability to effectively market and sell their home grow chamber solution. Supply Chain Logistics The Company is endeavoring to move manufacturing "on shore" as much as possible but is still dependent upon overseas assembly and components. While the company has worked to mitigate supply chain disruptions, it may be negatively impacted by as yet unforseen problems in the geopolitical landscape, global logistics and global cost structures beyond its control. The amount raised in this offering may include investments from officers and directors of the company or their immediate family members. Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 1, 2023.

Blazing Bits Inc.

By   /s/ *Eric G. Robichaud*

    Name: <u>Blazing Bits Inc.</u>

    Title: CEO and Board Member

Exhibit A

FINANCIAL STATEMENTS

I, Eric Robichaud, the CEO of Blazing Bits, Inc., hereby certify that the financial statements of Blazing Bits, Inc. and notes thereto for the periods ending 12/31/2021 and 12/31/2022 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2023 the amounts reported on our tax returns were total income of $460,263.46; taxable income of $-73,143.82 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 4/28/2023.

_____ (Signature)

___CEO_____ (Title)

___4/28/2023_____ (Date)

BLAZING BITS INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2021 and 2022

BLAZING BITS INC.
Index to Financial Statements
(unaudited)

BLAZING BITS INC.
BALANCE SHEETS
DECEMBER 31, 2021 AND 2022
(unaudited)

Green Goddess Supply

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	$220,087.75
Fixed Assets	$1,690.87
Other Assets	$28,989.00
TOTAL ASSETS	**$250,767.62**
LIABILITIES AND EQUITY	
Liabilities	$889,396.71
Equity	$ -638,629.09
TOTAL LIABILITIES AND EQUITY	**$250,767.62**

Green Goddess Supply

Balance Sheet
As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	$220,716.86
Fixed Assets	$ -19,925.59
Other Assets	$29,614.24
TOTAL ASSETS	**$230,405.51**
LIABILITIES AND EQUITY	
Liabilities	$853,277.32
Equity	$ -622,871.81
TOTAL LIABILITIES AND EQUITY	**$230,405.51**

BLAZING BITS INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(unaudited)

Green Goddess Supply

Profit and Loss
January - December 2021

	TOTAL
Income	$630,377.90
Cost of Goods Sold	$400,479.58
GROSS PROFIT	$229,898.32
Expenses	$696,877.47
NET OPERATING INCOME	$ -466,979.15
Other Income	
Other Income - PPP Forgiveness	25,859.00
Total Other Income	$25,859.00
Other Expenses	
Amortization	2,745.00
Depreciation Expense	3,383.00
Interest Expense	61,882.70
Total Other Expenses	$68,010.70
NET OTHER INCOME	$ -42,151.70
NET INCOME	$ -509,130.85

Green Goddess Supply

Profit and Loss
January - December 2022

	TOTAL
Income	$460,263.46
Cost of Goods Sold	$109,905.28
GROSS PROFIT	$350,358.18
Expenses	$412,071.25
NET OPERATING INCOME	$ -61,713.07
Other Expenses	
Amortization	2,744.54
Depreciation Expense	1,551.05
Interest Expense	7,135.16
Total Other Expenses	$11,430.75
NET OTHER INCOME	$ -11,430.75
NET INCOME	$ -73,143.82

BLAZING BITS INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(unaudited)

Statement of Stockholder's Equity

	Shareholder Capital				
	Class A	Class B	$ Amount	Accumulated Deficit	Total Equity
Beginning Balance at 1/1/20	560,000	440,000	635,000	-678,578	-43,578
Issuance of Units	-	-	-	-	-
Net Income (Loss)	-	-	-	-82,852	-82,852
Ending Balance 12/31/2020	560,000	440,000	635,000	-761,430	-126,430
Issuance of Units	-	-	-	-	-
Net Income (Loss)	-	-	-	-516,219	-516,219
Ending Balance 12/31/2021	560,000	440,000	635,000	-1,277,649	-642,649
* Note: Converted LLC to C Corp., Units converted to Shares on a pro-rata basis (1M Units => 5M shares; 10M authorized)					
Issuance of Units	-	144,000	130,600	-	-
Net Income (Loss)	-	-	-	-73,143.82	-73,143.82
Ending Balance 12/31/2022	2,800,000	2,344,000	765,600	-1,350,792.80	-715,792.82

BLAZING BITS INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(unaudited)

Green Goddess Supply

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-509,130.85
Adjustments to reconcile Net Income to Net Cash provide...	**-154,792.80**
Net cash provided by operating activities	**$ -663,923.65**
FINANCING ACTIVITIES	
BHG Capital Loan Payable	508,650.73
Loan Payable - Shareholder	-50,000.00
SBA EIDL Loan Payable	196,200.00
Net cash provided by financing activities	**$654,850.73**
NET CASH INCREASE FOR PERIOD	**$ -9,072.92**
Cash at beginning of period	11,090.18
CASH AT END OF PERIOD	**$2,017.26**

Green Goddess Supply

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-73,143.82
Adjustments to reconcile Net Income to Net Cash provided ...	**16,776.85**
Net cash provided by operating activities	**$ -56,366.97**
INVESTING ACTIVITIES	
Vehicles	17,320.87
Intellectual Property	-625.24
Net cash provided by investing activities	**$16,695.63**
FINANCING ACTIVITIES	
BHG Capital Loan Payable	-97,813.65
Loan Payable - Shareholder	48,609.00
Shareholder Equity	89,505.10
Net cash provided by financing activities	**$40,300.45**
NET CASH INCREASE FOR PERIOD	**$629.11**
Cash at beginning of period	2,017.26
CASH AT END OF PERIOD	**$2,646.37**

NOTE 1 – NATURE OF OPERATIONS

Blazing Bits Inc. was formed as an LLC on 3/10/2015 ("Inception") in the State of Rhode Island, and then moved to the State of Massachusetts on 4/24/2019. The LLC was converted to a C Corp ("statutory conversion") on 4/20/2022. The financial statements of Blazing Bits Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Hopedale, Massachusetts.

Blazing Bits Inc. owns the registered brand trademark of Green Goddess Supply and has a "DBA" for Green Goddess Supply, which is the customer-facing brand. Green Goddess Supply is a manufacturer of high quality smoking supplies and personal home growing equipment. Our most popular products are stylish bamboo storage boxes, and "The Armoire" personal indoor gardening / home grow system. We are currently in our "start up" phase working off of equity investment, working towards profitability.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and December 31, 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments

purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from retail customer via website sales and wholesale channel sales via cash, check or credit card payment when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. In most instances, invoices are paid at time of delivery – our industry heavily operates on COD at the moment.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Massachusetts state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for the last three years. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The company has a long term debt obligation (a loan) with BHG that was taken out one year ago in the amount of $500,000 with a 5 year term. The company has made all monthly payments for the past year, paying down approximate 20% of the loan, leaving approximately $400,000 balance.

The company has an EIDL Loan in the amount of $196,200 with a generous 30 year term (approx. $300/month payments) with an initial grace period such that loan repayment has not yet started.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 10,000,000 of our common stock with par value of $0.01 As of 4/28/2023 company has currently issued 3,094,000 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

Eric Robichaud, original founder and majority shareholder, has loaned money to the company on a short term basis to cover cashflow requirements of the start-up business. Mr. Robichaud understands that such loans contain personal risk, and holds no specific repayment timeframe requirements from the company.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2021 through December 31, 2022, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Eric G. Robichaud, Principal Executive Officer of Blazing Bits Inc., hereby certify that the financial statements of Blazing Bits Inc. included in this Report are true and complete in all material respects.

Eric G. Robichaud

CEO and Board Member